UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)



                         MALAN REALTY INVESTORS, INC.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  561063-10-8
                                (CUSIP Number)

                              Paul R. Rentenbach
                              Dykema Gossett PLLC
                            400 Renaissance Center
                         Detroit, Michigan  48243-1668
                                (313) 568-6973
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                March 25, 1999
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         This is Amendment No. 4 to the Schedule 13D filed by Peter T. Kross relating to the common stock, par value $0.01 per share (the "Common Stock") of Malan Realty Investors, Inc. (the "Issuer"). Item 5 of the Schedule 13D is hereby amended to read as follows:


Item 5.  Interest in Securities of the Issuer.

(a) Mr. Kross beneficially owns 387,160 shares of Common Stock, which constitutes 7.5% of the issued and outstanding share of the Issuer's Common Stock, based on the Issuer's most recent annual report on Form 10-K.

(b) Mr. Kross has the sole right to vote and dispose of all of the shares of Common Stock described in (a) above.

(c) The only transactions in the Common Stock by Mr. Kross during the past 60 days are the following purchases, all of which were made in open market transactions on the New York Stock Exchange:

                                  Per Share
Date        No. of Shares      Purchase Price      Total Price
----        -------------      --------------     -----------

1-26-99       2,300               14.0553          32,327
1-28-99      13,000               14.0393         182,511
2-01-99       5,000               14.0422          70,211
2-09-99       5,000               14.0422          70,211
2-23-99       9,000               14.0493         126,444
3-19-99      10,000               14              140,000
3-24-99      20,000               14              280,000
3-25-99      15,000               14              210,000

(d)      Not applicable.

(e)      Not applicable.






































                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 26, 19999                     /S/ PETER T. KROSS
                                          Peter T. Kross